UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              Amendment No. 2*

                            THE DIANA CORPORATION
                              (Name of Issuer)

                   Common Stock, par value $1.00 per share
                       (Title of Class of Securities)

                                 809180-10-2
                               (CUSIP Number)



                            George M. Weischadle
                          Sattel Technologies, Inc.
                             9145 Deering Avenue
                        Chatsworth, California  91311
                               (818) 718-6437

                                 Copies to:

                           Paul S. Blencowe, Esq.
                         Fulbright & Jaworski L.L.P.
                          865 South Figueroa Street
                             Twenty-Ninth Floor
                       Los Angeles, California  90017
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                              February 14, 1997
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the act, but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D


CUSIP No. 809180-10-2                                      Page   of   Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     (a)  Sattel Technologies, Inc.
          95-3966863

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     (a)  California

NUMBER         7.   SOLE VOTING POWER
OF                  (a)   0

SHARES         8.   SHARED VOTING POWER
BENEFICIALLY        (a)   0

OWNED BY       9.   SOLE DISPOSITIVE POWER
EACH                (a)   0

REPORTING      10.  SHARED DISPOSITIVE POWER
PERSON WITH         (a)   0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    (a)   0

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    (a)   0

14.  TYPE OF REPORTING PERSON
                    (a)   CO

Item 1.  SECURITY AND ISSUER.

     This statement relates to the Common Stock, par value $1.00 per share (the "Common Stock"), of The Diana Corporation, a Delaware corporation (the "Company") and is being filed by Sattel Technologies, Inc., a California corporation ("Sattel").

Item 2.  IDENTITY AND BACKGROUND.


Item 3.   SOURCE AND AMOUNT OF FUNDS.


Item 4.   PURPOSE OF TRANSACTION.


Item 5.   INTEREST IN SECURITIES OF THE COMPANY.

          (a) As of February 14, 1997, Sattel does not beneficially own any shares of Common Stock of the Company. See Item 5(c) below.

          (b)  Not applicable.

          (c) From February 11 through February 14, 1997, Sattel sold 315,000 shares of Common Stock, at prices ranging from $10.50 to $11.875 per share, for an average price of approximately $11.00 per share. The transactions were effected through a registered broker/dealer on the New York Stock Exchange.

          (d)  Not applicable.

          (e) As a result of the transactions described in Item 5(c) above, Sattel ceased to be a beneficial owner of more than five percent of the Common Stock on February 14, 1997.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 21, 1997            SATTEL TECHNOLOGIES, INC.



                                    By:  /s/ George M. Weischadle
                                    Name:  George M. Weischadle
                                    Title: President